FULLER, TUBB, POMEROY & STOKES
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
201 ROBERT S. KERR AVENUE, SUITE 1000
OKLAHOMA CITY, OK 73102
G. M. FULLER (1920-1999)                                                                                                                                                                                          TELEPHONE 405-235-2575
JERRY TUBB                                                                                                                                                                                                                 FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES
_____

OF COUNSEL:
MICHAEL A. BICKFORD
THOMAS J. KENAN
ROLAND TAGUE
DAN M. PETERS
January 20, 2005

Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 0309
450 Fifth Street, N.W.
Washington, DC 20549-0309

ATTENTION MARY K. FRASER

Re:    The KingThomason Group, Inc.
  Amendment No. 1 to Form SB-2 Registration Statement
  Commission File No. 333-120394

Gentlemen:

As counsel to The KingThomason Group, Inc., I enclose Amendment No. 2 to its Form SB-2 Registration Statement in accordance with the instructions in your letter dated January 12, 2005. The following responses are made to your comments. The responses are keyed to your comments.

We are providing by FedEx, as courtesy copies, three redlined hard copies as well as three hard copies of the filed version of the amendment.

Risk Factors - page 1

We have not demonstrated an ability to continue as a "going concern." - page 2

1.	Information about the days when the registrant’s common stock traded below $0.10 a share now appears in this risk factor. Similar information concerning trading days below the $0.25 "floor price" now appears under the heading "The Fusion Capital Transaction - Minimum Purchase Price" on page 10.

Securities and Exchange Commission
January 20, 2005

2.	No trades or actual sales need to occur on a particular trading day in order for us to sell stock to Fusion on that date.

We will require additional financing to sustain our operations and without it we will not be able to continue operations. - page 3

3.	This risk factor has been relocated and now appears immediately before the risk factor called, "We have not demonstrated an ability to continue as a ‘going concern.’"

We have not proven that we can compete with larger and better capitalized companies. - page 3

4.	We have expanded the risk factor to clarify what "wholesale" means in this context.

Securities Ownership of Beneficial Owners and Management - page 19

5.	The information in this section has been updated to January 17, 2005.

Description of Business - page 23

6.	We have expanded the paragraph as suggested and disclosed how many brokers are selling our products.

7.	We have explained and clarified the section per your suggestions.

8.	The material terms of the registrant’s material agreements are now disclosed under the heading "Description of Business - TotalCare Medical Accounts Receivable Credit Card Program - Healthcare Products Offerings and - Media Transfer and Media Credits."

Executive Compensation - page 36

9.	The disclosure in this section has been updated to include compensation information for the fiscal year ended December 31, 2004.

If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

Securities and Exchange Commission January 20, 2005 Page 3

Sincerely,

/s/ Thomas J. Kenan
Thomas J. Kenan
e-mail: kenan@ftpslaw.com

Enclosures

cc:    T.E. King III (w/enclosure)
         Hamid Kabani, C.P.A. (w/enclosure)